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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 15)



                          Citadel Holding Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172862104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
        116 North Robertson Boulevard, Suite 604, Los Angeles, CA 90048
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 7, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  172862104                                 Page 2  of 12 Pages

- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Craig Corporation
                   95-1620188
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[_]
                                                                      (b)[_]

- --------------------------------------------------------------------------------

3              SEC USE ONLY

- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS*

                     00
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
- --------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                                  1,947,500
                        --------------------------------------------------------
       NUMBER OF          8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY       --------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                 1,947,500
                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,947,500
- --------------------------------------------------------------------------------

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [_]

- --------------------------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      24.5%
- --------------------------------------------------------------------------------

14              TYPE OF REPORTING PERSON*

                      CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.  172862104                                 Page 3 of 12 Pages


  This Amendment No. 15 amends and supplements Item 4 of the Schedule 13D, dated June 5, 1987, as previously amended (as so amended, the "Schedule 13D"), filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares (the "Common Shares") of Common Stock, $0.01 par value per share ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 North Brand Boulevard, Glendale, California 901203. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this Amendment No. 15 also restates the text of the most recent amendments to the other Items of the Schedule 13D, other than the exhibits to the Schedule 13D.


ITEM 1.  SECURITY AND ISSUER.

Following is the text of the amendment to Item 1 of the Schedule 13D effected by Amendment No. 14, the most recent amendment thereto:

  Included in the Common Shares beneficially owned by Craig and to which Amendment No. 14 relates are shares of Common Stock (the "Conversion Shares") issuable upon conversion of 1,329,114 shares (the "Preferred Shares") of a newly created series of 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share (the "Preferred Stock"), of the Issuer acquired by Craig on November 10, 1994. The Preferred Shares were acquired from the Issuer in a private placement in the transaction described herein.

  Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of Amendment No. 14 include 667,012 Common Shares currently held by Craig and a total of 1,280,488 Conversion Shares that would be issuable assuming Craig's optional conversion in full of the Preferred Shares at a conversion price equal to the "Market Price" per share of Common Stock as defined in the Certificate of Designation of the Preferred Stock (the "Certificate of Designation"), a copy of which was included as part of Exhibit A to Amendment No. 14 to the Schedule 13D, as of November 10, 1994. As of that date, such Market Price was $4.10. The actual number of Conversion Shares that may be acquired by Craig by reason of the Preferred Shares will vary depending upon, among other things, the Market Price at the time of any optional conversion and is subject to other adjustments pursuant to the terms of the Certificate of Designation.

  Pending any conversion of the Preferred Shares pursuant to the conversion features of the Preferred Stock described in Item 6 hereof, the holders of the Preferred Shares will be entitled to one vote per Preferred Share on all matters submitted to the Issuer's stockholders and will vote together with the holders of the Issuer's Common Stock as a single class with respect to such matters.
The Common Shares currently owned by Craig, together with the Preferred Shares acquired by it, represent approximately 24.9% of the aggregate voting power of the Issuer's outstanding shares following the issuance of the Preferred Shares. The holders of the Preferred Shares also have certain customary class voting rights as described in Item 6.

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 4 of 12 Pages

ITEM 2.  IDENTITY AND BACKGROUND.

Following is the text of the amendment to Item 2 of the Schedule 13D effected by Amendment No. 8, the most recent amendment thereto, as further amended by this Amendment No. 15:

  Set forth below is a list of the names, business addresses and principal occupations of the directors and executive officers of Craig. The business address of all person, unless otherwise indicated, is Craig Corporation, Suite 609, 116 North Robertson Boulevard, Suite 609, Los Angeles, California 90048.

Directors:

James J. Cotter
     Chairman of the Board; Craig Corporation
     Chairman of the Board; Reading Company (real estate company)
     Chairman of the Board; Citadel Holding Corporation (savings and loan holding company)
     Chief Executive Officer and a director; Townhouse Cinemas Corporation
       (motion picture exhibition company)
     Executive Vice President and a director; The Decurion Corporation (motion picture exhibition company)
     Director; Stater Bros. Holdings Inc. (grocery store chain)

S. Craig Tompkins
     President and a director; Craig Corporation
     President and a director; Reading Company
     Vice Chairman and a director; Citadel Holding Corporation
     Of Counsel; Gibson, Dunn & Crutcher (law firm)

William D. Gould
     Director; Craig Corporation
     Member; Troy & Gould Professional Corporation (law firm)
     1801 Century Park East, Sixteenth Floor
     Los Angeles, California 90067-2367

Edward L. Kane
     Director; Craig Corporation
     Chairman and CEO; ASMG Outpatient Services, Inc. (outpatient medical services)
     P.O. Box 82807
     San Diego, California  92138-2807
     Director; Reading Company
     Director; BDI Investments (investment fund)

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 5 of 12 Pages

Gerard P. Laheney
     Director; Craig Corporation
     Vice President; Dean Witter Reynolds Inc. (broker/dealer)
     801 Brickell Avenue, 20th Floor
     Miami, Florida  33131

Ralph B. Perry III
     Director; Craig Corporation
     Member, Graven Perry, Block Brody & Qualls, A Professional Corporation (law
       firm)
     523 West Sixth Street, Suite 1130
     Los Angeles, California  90014
     Director; Reading Company
     Director; Citadel Holding Corporation

Executive Officers:

     In addition to the executive officers specified above, Craig's executive officers are as follows:

     Robin W. Skophammer
     Chief Financial Officer, Treasurer & Secretary; Craig Corporation Director; Stater Bros. Holdings Inc.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Following is the text of the amendment to Item 3 of the Schedule 13D effected by Amendment No. 14, the most recent amendment thereto:

     The source of funds for Craig's purchase of the Preferred Shares reported in Amendment No. 14 to the Schedule 13D was the forgiveness by Craig of $5.25 million principal amount of outstanding indebtedness owed to Craig by Citadel Realty, Inc., a wholly-owned subsidiary of the Issuer ("CRI"), under the Credit Agreement, dated as of August 2, 1994 (the "Credit Agreement"), among Craig, CRI and the Issuer. The funds originally made available by Craig under the Credit Agreement and representing the indebtedness forgiven by Craig in payment of the purchase price of the Preferred Shares were obtained by Craig from its working capital.

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 6 of 12 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

Following is the text of the amendment to Item 4 of the Schedule 13D effected by Amendment No. 14, the most recent amendment thereto:

     On November 10, 1994, the Board of Directors of Craig approved a restructuring transaction (the "Restructuring") pursuant to which Craig agreed to convert $5.25 million principal amount of outstanding indebtedness owed to Craig by CRI under the Credit Agreement in exchange for the Issuer's sale and issuance to Craig of the 1,329,114 Preferred Shares. The Restructuring was consummated following that approval on November 10, 1994. In connection with and as part of the Restructuring, the credit available to the Issuer under the Credit Agreement was reduced to approximately $950,000, all of which is currently outstanding.

     Craig initially entered into the Credit Agreement in connection with the recapitalization (the "Fidelity Recapitalization") of Fidelity Federal Bank FSB ("Fidelity"), which is owned approximately 16.2% by the Issuer, in order to enable the Issuer, through CRI, to purchase from Fidelity at bulk-sale prices certain real property assets which the Issuer believed would be underpriced in the Fidelity Reorganization if left in the Fidelity portfolio or sold to third parties (the "Citadel Properties"). CRI borrowed $6.2 million under the Credit Agreement principally to fund the cash portion of the purchase price of these properties. Craig understands that, at the time Craig agreed to enter into the Credit Agreement, the Issuer had no other source of funds to acquire these properties and that if Craig had not provided such financing, the potential value in the Citadel Properties would have been lost to Citadel and its stockholders. At the time of the Fidelity Recapitalization, however, Craig advised the Issuer that it was not in the business of lending funds and that its longer-range interests would be to either acquire a controlling interest in Citadel or, upon the stabilization of the value of the Issuer's securities, to liquidate its position in Citadel.

     Concurrently with the acquisition of these properties in the Fidelity Reorganization, the Issuer also acquired and assigned to CRI options (the "Building Options") to purchase two other real properties owned by Fidelity, including the site of Fidelity's principal executive offices. The Issuer has guaranteed CRI's obligations under the Credit Agreement and has provided collateral security for the guarantee by a pledge to Craig of all of the stock of CRI.

     Subsequent to the Fidelity Recapitalization, the Issuer approached Craig management with a proposal that Craig provide an additional $6 million in funding to enable the Issuer to exercise the Building Options. On October 21, 1994, as described in Amendment No. 13 ("Amendment No. 13") to the Schedule 13D, Craig provided approximately $286,000 of additional funds to the Issuer by purchasing 74,300 Common Shares in order to preserve its flexibility with respect to providing additional funds to the Issuer, in part, to permit the exercise of the Building Options and to provide additional time for the parties to study this issue. Also, since Craig management had advised the Issuer that it would not be able to recommend to the Craig Board of Directors any transaction that did not provide Craig with fully-franchised shares, the Issuer established a new record date of November 14, 1994 for its 1994 Annual Meeting of Stockholders. As disclosed in Amendment No. 13, the Issuer continued to advise Craig that the Issuer believed that the exercise of the Building Options was in the best interests of the Issuer's stockholders and that it needed

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 7 of 12 Pages

funding to do so. Subsequently, Craig management advised the Issuer that it could not recommend to the Craig Board of Directors that Craig increase its exposure to the Issuer, due to a variety of factors, including uncertainty as to the future prospects for Fidelity and the extent of the Issuer's exposure under certain indemnities provided by the Issuer in connection with other bulk-sale transactions effected incident to the Fidelity Recapitalization.

     In their discussions, the Issuer and Craig management also considered the possibility of Craig converting into equity the outstanding indebtedness under the Credit Agreement. Craig management indicated in this regard that if the independent members of the Issuer's Board of Directors determined that a restructuring of the indebtedness to Craig under the Credit Agreement would facilitate the Issuer's business plan, including the exercise of the Building Options, and that it would be in the best interests of the Issuer and its stockholders that Craig do so, Craig management would be willing to present to the Craig Board of Directors a proposal to convert into equity a significant portion of such indebtedness. Craig management advised the Issuer that it would be willing to do so, however, only if the restructuring could be accomplished in a manner that would both afford Craig a level of protection against further deterioration of the Issuer's investment in Fidelity and, again, provide current voting rights to Craig. The restructuring proposal subsequently worked out between the Issuer and Craig management, and described herein, was presented to and approved by the Craig Board of Directors at a special board meeting held on November 10, 1994.

     The Craig Board of Directors approved the restructuring in order (i) to facilitate the Issuer's plan to seek funds from other sources to enable it to exercise the Building Options to purchase and lease back to Fidelity certain properties currently used by Fidelity in its operations and (ii) to increase Craig's equity interest in the Issuer. The Restructuring improves the Issuer's cash flow, which Craig understands was projected to be negative for the foreseeable future absent the Restructuring, and strengthens the Issuer's balance sheet by substituting equity for short-term indebtedness. It is anticipated that these improvements will enhance the Issuer's ability to exercise the Building Options. However, continued uncertainties regarding the Issuer's investment in Fidelity may adversely affect the Issuer's ability to accomplish its objectives. The Restructuring increases Craig's equity interest in the Issuer on terms affording Craig a level of economic protection against further deterioration of the value of the Issuer's interest in Fidelity and provides Craig with immediate voting rights.

     The Preferred Stock Purchase Agreement, dated November 10, 1994 (the "Stock Purchase Agreement"), entered into between Craig and the Issuer in order to effect to the Restructuring , a copy of which is attached to Amendment No. 14 as Exhibit A, contemplates that the Issuer may undertake a rights offering to its stockholders in order to raise additional equity capital. If the Issuer proceeds with a rights offering, Craig has agreed in the Stock Purchase Agreement to exercise not less than its proportionate rights. Except for the possibility of this rights offering, Craig has no current plan or proposal with respect to any transaction with the Issuer of the type specified in Items 4(a) through (j) of the Schedule 13D (collectively, "Covered Transactions"). In presenting the Restructuring to the Craig Board of Directors, Craig management pointed out that in the event that Citadel's management was not successful in developing a business plan which would bring equity level returns to investors, it might ultimately make more sense to merge the Issuer with Craig or one of its affiliates than to continue the Issuer as a separate publicly traded company. However, no merger proposal was presented to or considered by the Craig Board of

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 8 of 12 Pages

Directors at its November 10, 1994 meeting. With respect to any Covered Transaction that might be proposed by the Issuer or others, Craig reiterates its position set forth in Item 4 of Amendment No. 13.

     On November 4, 1994, a group of stockholders of the Issuer led by Dillon Investors, L.P. (collectively, "Dillon") filed an amendment to its Schedule 13D announcing its intention to solicit proxies from the stockholders of the Issuer for election at the Issuer's 1994 Annual Meeting scheduled for December 12, 1994 of a slate of directors in opposition to that expected to be nominated by the Board of Directors of the Issuer. According to Dillon's Schedule 13D, it is the intention of the Dillon's slate of nominees, if elected, to propose that the Issuer effect a pro rata distribution to the Issuer's stockholders of the Fidelity Class B Shares held by the Issuer and thereafter promptly dissolve and liquidate the remaining assets of the Issuer at the best price available.

     Craig believes that it will be entitled to vote the Preferred Shares at the upcoming Annual Meeting of Stockholders of the Issuer. The propriety of Craig's recent purchase of 74,300 Common Shares and its right to vote these shares at the Citadel Annual Meeting has been challenged, however, in a Delaware state court proceeding initiated by Dillon against the Issuer, Craig and the directors of the Issuer, including James J. Cotter and S. Craig Tompkins, who also serve on Craig's Board of Directors. Dillon also seeks to prevent the voting of other shares that the Issuer might issue subsequent to November 4, 1994, which would include the Preferred Shares. Craig intends to vigorously defend its right to vote all of its shares of the Issuer at the Annual Meeting or otherwise on the same basis as the other stockholders of the Issuer. Craig has no plan or agreement with the Issuer or others with respect to the voting of its shares at the Citadel Annual Meeting or otherwise. Craig currently anticipates that it will vote its shares in favor of the directors nominated by the Issuer's Board of Directors at the Annual Meeting and that it will oppose the solicitation proposed by Dillon.

Item 4 of the Schedule 13D is hereby amended by this Amendment No. 15 to add the following:

     On December 7, 1994, Craig advised the Issuer's Board that Craig was prepared to allow Citadel stockholders an opportunity to vote to ratify the recent issuances (collectively, the "Issuances") to Craig of 74,300 shares of Common Stock and $5.25 million in Preferred Stock and to vote Craig's shares in the same proportion as the other stockholders. Craig indicated that it would agree that in the event the Citadel stockholders failed to ratify the Issuances, the Issuances could be rescinded, subject to the Issuer reimbursing Craig for its out-of-pocket costs and expenses with respect to the Issuances, including attorneys' fees. Craig also conditioned its willingness to be bound by such a ratification vote upon agreement by the Issuer that (i) approval of the Issuances would also constitute approval of the full conversion features of the Preferred Stock for purposes of the American Stock Exchange rule requiring, subject to certain exceptions, stockholder approval of the issuance of Common Stock representing more than 20% of the Common Stock outstanding prior to such issuance, and (ii) in the event of rescission, the maximum commitment of Craig under the Line of Credit with the Issuer generally would be fixed at $6.2 million and any drawdowns in excess of $6.2 million and up to the $8.2 million original commitment would be restricted.

     Craig advised the Issuer that it was offering this rescission right in order to allow Citadel stockholders an opportunity to determine whether or not the Issuances were, in their collective view, in the best interests of the Issuer and stockholders. Although Craig is unwaivering in its view that the Issuances were in the Issuer's best interests and those of all its stockholders, Craig was hopeful that its willingness to be bound by a stockholder vote on this issue would eliminate the need for ongoing litigation brought by Dillon Investors,

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 9 of 12 Pages

L.P. ("Dillon Investors") against the Issuer, its entire Board of Directors and Craig challenging the Issuances as an entrenchment tool and thereby allow the Board of Directors and management of the Issuer to focus their time and attention and the Issuer's resources on the business of the Issuer. Craig is concerned that the activities of Dillon Investors in continuing the litigation
(i) could cost the Issuer in the range of $300,000 or more in additional legal and other fees and expenses; (ii) will result in the time of the Issuer's Management and Board of Directors being substantially distracted from business of the Issuer; and (iii) will result in continuing uncertainty as to whether the $5.25 million Craig has provided to the Issuer constitutes debt or equity, thereby adversely affecting the ability of the Issuer to obtain the financing it needs to exercise certain real estate options held by the Issuer, which may require the Issuer to sell other assets in order to obtain the funding needed to acquire the real estate underlying these options.

     Craig has since been advised by the Issuer that the rescission proposal has been reviewed by a Special Committee of the independent directors of the Issuer and that the Special Committee has determined that it continues to be in the best interests of the Issuer and stockholders that the Common Stock and Preferred Stock issued in the Issuances remain outstanding and that the Issuer continue to have available to it the equity capital received in the Issuances. As a result, Craig is advised that the Issuances will not be submitted to a vote of the Issuer's stockholders.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Following is the text of the amendment to Item 5 of the Schedule 13D effected by Amendment No. 14, the most recent amendment thereto:

     5(a). See Items 11 and 13 of the Cover Page and the information in Item 1 concerning the calculation of the Conversion Shares and the voting power represented by Craig's Common Shares and the Preferred Shares.

     5(b).  See Items 7, 8, 9 and 10 of the Cover Page and the information in
Item 1 concerning the calculation of the Conversion Shares and the voting power represented by Craig's Common Shares and the Preferred Shares.

     5(c). On October 21, 1994, as previously reported in Amendment No. 13, Craig purchased 74,300 shares of the Issuer's Common Shares in a private placement. The purchase price for the shares was $3.85 per share, which equalled the average of the closing prices per Common Share on the AMEX for each of the five days in the period October 24-28, 1994, as quoted in The Wall Street
                                                                 ---------------
Journal.
- -------

Item 5 of the Schedule 13D is hereby amended to add the following:

     5(c). On November 10, 1994, as previously reported in Amendment No. 14, Craig acquired 1,329,114 Preferred Shares in a private placement. The purchase price of the shares was an aggregate of $5.25 million, or $3.95 per share.

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 10 of 12 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Following is the text of the amendment to Item 6 of the Schedule 13D effected by Amendment No. 14, the most recent amendment thereto:

     The Restructuring was effected pursuant to a written Stock Purchase Agreement, dated November 10, 1994, between Craig and the Issuer. The Stock Purchase Agreement, and the Certificate of Designation of the Preferred Stock, provide in material part as follows:

        (i) The purchase price for the Preferred Shares was $3.95 per share or total of $5,250,000.30, which was paid by Craig's forgiveness of this same principal amount of indebtedness to Craig under the Credit Agreement.

        (ii) In addition to the class voting rights described below, the holders of the Preferred Shares are entitled to one vote per Preferred Share on all matters submitted to the Issuer's stockholders and will vote together with the holders of Common Stock as a single class. The Preferred Shares represent approximately 16.6% of the aggregate voting power of the Issuer's shares outstanding after issuance of the Preferred Shares. The Preferred Shares, together with the Common Shares owned by Craig, entitle Craig to exercise approximately 24.9% of such voting power.

        (iii) The Preferred Shares carry usual and customary class voting rights, including the right to elect one additional director to the Issuer's Board of Directors in the event that dividends are in arrears on the Preferred Shares for two or more consecutive quarters. In addition, the holders of the Preferred Shares have the right, subject to the fiduciary duty of the Issuer's Board of Directors, to nominate for election one nominee to the Board of Directors of the Issuer.

        (iv) The Preferred Shares carry a liquidation preference equal to their stated value and bear a cumulative (noncompounded) annual dividend equal to 3% of the stated value, payable quarterly.

        (v) The Preferred Shares are convertible under certain circumstances into shares of Common Stock of the Issuer. In the event the Issuer completes a rights offering to its stockholders before October 31, 1995 at a price no greater than 90% of the market price of the Common Stock prevailing at the time of the rights offering and which results in gross proceeds to the Issuer from stockholders (other than Craig and its affiliates) of at least $2.5 million, then Preferred Shares having a stated value plus accrued dividends in the amount of such gross proceeds would be convertible automatically into shares of Common Stock at the rights offering subscription price. Craig has agreed that it will subscribe to purchase its proportionate shares in any such rights offering and will be entitled to exercise its rights by forgiveness of any outstanding indebtedness then owed to it by the Issuer or its subsidiaries. The Preferred Shares will be entitled to certain anti-dilution protections.

        (vi) The holders of Preferred Shares also will have the right at any time, at their option, to convert the Preferred Shares into shares of Common Stock of the Issuer at the prevailing "Market Price" (as defined). Market price for this purpose is determined by reference to the average closing price of the

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 11 of 12 Pages

Common Shares over the 60-business days immediately preceding the exercise, provided that the conversion price will in no event exceed $5.00, and if such Market Price is less than $3.00, the Board of Directors of the Issuer will have the right to redeem the Preferred Shares at the "Redemption Price" (as defined) in lieu of such conversion. The Market Price as of November 10, 1994 was approximately $4.10. If for any reason the Preferred Shares cannot be converted in full into shares of Common Stock, the holders of the Preferred Shares may require the Issuer to redeem the unconverted Preferred Shares at the Redemption Price.

        (vii) The Preferred Shares are redeemable at the option of the Issuer at any time after the third anniversary of the date of issuance at a Redemption Price equal to the stated value of the Preferred Shares plus accumulated dividends and a specified premium. The premium will equal an accrual on the stated value of 9% per annum from the date of issuance to the redemption date if the redemption occurs on or prior to the fourth anniversary of the date of issuance will decline by 100 basis points each year thereafter to zero if the redemption occurs after the twelfth anniversary of the date of issuance.

        (vii) Craig and its affiliates (and certain assignees) are entitled to certain demand and piggyback registration rights with respect to the Conversion Shares issuable upon any conversion of the Preferred Shares as well as the 74,300 Common Shares purchased by Craig in a private placement on October 21, 1994.

        (vii) The holders of Preferred Shares will have certain preemptive rights to purchase voting securities that may be offered by the Issuer in the future.

   The Stock Purchase Agreement also provides that, in the event of a judicial determination prohibiting Craig from voting the Preferred Shares or its recently acquired Common Shares at any meeting or pursuant to any written consent of the Issuer's stockholders, Craig will have the right within 30 days of such determination to rescind the Restructuring and the transactions contemplated by the Stock Purchase Agreement. If it elects to do so, the Preferred Shares and such Common Shares will be cancelled and the indebtedness and all interest that otherwise would have accrued thereon will be reinstated on its original terms.

   The foregoing description is a summary only of certain material terms of the Preferred Shares and of the Stock Purchase Agreement and is qualified in its entirety by reference to the terms of the Stock Purchase Agreement, a copy of which was filed as Exhibit A to Amendment No. 14, and the terms of the Certificate of Description, which is included as part of such Exhibit A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   All exhibits to the Schedule 13D were filed previously in paper format and are omitted from this Amendment No. 15 as permitted under Rule 102(a) of Regulation S-T.

                                 SCHEDULE 13D

CUSIP No.  172862104                                 Page 12 of 12 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 14, 1994


Craig Corporation,
a Delaware corporation


By:  /s/ S. Craig Tompkins
   --------------------------------
   S. Craig Tompkins
   President